SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces Notice

of Nasdaq Listing Requirements

Reston, Virginia, and Montpellier, France – March 21, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced that the Company received notification from The Nasdaq Stock Market that it is not in compliance with the continued listing requirement of Nasdaq Marketplace Rule 4450(b)(4) because the bid price of the Company’s American Depositary Shares (ADSs) has closed below the minimum $1.00 per share requirement for 30 consecutive business days.

In accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will have until September 11, 2006, to regain compliance with the minimum bid price requirement. To meet the minimum bid price requirement, the Company’s ADSs must close at $1.00 per share or more for a minimum of 10 consecutive business days. If the Company has not met the minimum bid price requirement but otherwise satisfies the initial listing criteria in Nasdaq Marketplace Rule 4320, then the Company will have an additional 180-calendar-day compliance period to meet the minimum bid price requirement.

The Company is currently considering changing the number of its ordinary shares represented by its ADSs in order to re-establish compliance with the Nasdaq criteria. Currently, each ADS represents one half of one ordinary share. If the Company's ADSs continue to trade below the Nasdaq minimum level, the Company expects to change the ratio so that each ADS will represent at least one ordinary share.

The Company continues to be in compliance with the other requirements of Nasdaq Marketplace Rule 4450.

The Nasdaq notification has no effect on the continued listing of the Company’s ordinary shares on the Nouveau Marché of Euronext Paris S.A.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703 736-7100

michael.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 736-7100

marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer